NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	June 23, 2015

Canada: TSX: KLS
United States: NYSE MKT: KIQ

AAR APPROVES FIELD TRIALS FOR NEW VACUUM RELIEF VALVE

Vancouver, British Columbia and Downers Grove, Illinois, – The Company is pleased to report that the Association of American Railroads (AAR) has approved Kelso’s new vacuum relief valve (VRV) design for commercial field trial testing. The VRV is a low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum preventing the implosion of the tank car.

The development of our patent pending VRV has been driven by customers’ demand for a better performing VRV due to high failure rates of current products in use in the market today. Kelso is dedicated to the development of best available safety technologies that deliver long term reliable high performance. Our new innovative VRV design features our patented constant force pressure springs and meets the new DOT-117 tank car specifications to be implemented on October 1, 2015.

There has been no shortage of commercial interest in our VRV design. Numerous railway stakeholders have agreed to provide the required field trial testing. Testing will commence shortly and may take up to two years to complete. Once final approvals are received from the AAR the VRV represents new revenue streams that will contribute to the growth of the Company.

James R. Bond, CEO of the Company comments that, “The railway industry is very complex, slow moving and heavily regulated by multiple government and industry agencies and associations that are currently implementing the new controversial DOT-117 rail tank car specifications. Despite these industry challenges Kelso has become recognized as an emerging growth company in railway equipment that reliably provides the market with high quality pressure relief valves and a unique Kelso Klincher® manway both of which meet the new DOT-117 specifications. We are also innovating new patented products like the VRV that will further improve the safety of rail tank cars and provide the opportunities for Kelso to continue the growth of its market share. We remain committed to our strategic direction and our positive outlook for Kelso over the next five years.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include the assumption that field trials of the new VRV will be successful and may take up to two years to complete; that once final product approvals are received from the AAR the VRV represents additional revenue streams that will contribute to the continued success and business growth of the Company. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; AAR approvals may not be attained; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com